China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People’s Republic of China

October 1, 2021

VIA EDGAR

Ms. Jennifer O'Brien, Staff Accountant
Ms. Kimberly Calder, Assistant Chief Accountant
Ms. Sandra Wall, Petroleum Engineer
Mr. John Hodgin, Petroleum Engineer
Office of Energy & Transportation
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: China Petroleum & Chemical Corporation
Form 20-F for Fiscal Year Ended December 31, 2020 (“2020 Form 20-F”)
Filed April 20, 2021 (File No. 001-15138)

Dear Ms. Jennifer O'Brien, Ms. Kimberly Calder, Ms. Sandra Wall and Mr. John Hodgin:

China Petroleum & Chemical Corporation (the “Company”) has received the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”), dated September 30, 2021 (the “Staff Comment Letter”), relating to the Company’s 2020 Form 20-F, which was filed with the SEC on April 20, 2021.

The Company notes that the Staff has requested that the Company respond to the Staff Comment Letter within ten business days from the date thereof or inform the Staff as to when the Company will provide a response thereto. Based on the Company‘s preliminary review of the Staff Comment Letter and considering the extensiveness and breadth of the comments, the Company believes it would need more time to gather information and prepare the responses, especially after taking into consideration that China is currently in its National Day holiday week from October 1, 2021 to October 7, 2021.

The Company would like to respectfully request the Staff to allow more time for it to consider and respond to the Staff Comment Letter and hopes that it will be able to provide responses by October 29, 2021, and would be grateful if the Staff could accommodate the Company in this regard.

*          *          *

Thank you for your consideration of our request for an extension. Please contact Alpine Wu, at (832) 834-2431 or alpinewu@sinopec.com if you have any questions. Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Vice President and Secretary to the Board of Directors

2